Exhibit 99.1

NEWS RELEASE

Toronto, May 5, 2022

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2022 Annual and Special Meeting of Shareholders were elected as directors of the Corporation. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in person and by webcast are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
David Harquail	142,811,192	95.54%	6,665,241	4.46%
Paul Brink	148,454,011	99.32%	1,022,422	0.68%
Tom Albanese	149,164,622	99.79%	311,811	0.21%
Derek W. Evans	137,580,040	92.04%	11,895,193	7.96%
Dr. Catharine Farrow	144,777,230	96.86%	4,699,203	3.14%
Louis Gignac	135,256,373	90.49%	14,220,060	9.51%
Maureen Jensen	146,451,261	97.98%	3,025,172	2.02%
Jennifer Maki	147,907,396	98.95%	1,569,037	1.05%
Randall Oliphant	142,937,026	95.63%	6,539,407	4.37%
Elliott Pew	149,241,456	99.84%	234,977	0.16%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com